SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 24, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: February 25, 2016

Exhibit 99.1

China Distance Education Holdings Limited Reports First Quarter Fiscal Year 2016 Financial Results

- Revenue Up 13.5% Year-Over-Year to $24.4 Million, Exceeding Guidance -

- Cash Receipts From Online Course Registration Up 32.7% Year-Over-Year to $26.7 Million

- Expands Share Repurchase Program to $40 Million -

BEIJING — February 24, 2016 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the first quarter of fiscal year 2016 ended December 31, 2015.

First Quarter Fiscal 2016 Financial and Operational Highlights

•	Total course enrollments reached 1,192,000, an increase of 11.9% from the first quarter of fiscal 2015.

•	Cash receipts from online course registration reached $26.7 million, a 32.7% increase from the first quarter of fiscal 2015. Excluding the impact of the recent depreciation of the Renminbi against the U.S. Dollar, cash receipts from online course registration increased by 38.0% year-over-year.

•	Net revenue increased by 13.5% to $24.4 million from $21.5 million in the prior year period, exceeding the Company’s guidance range of $21.5 million to $22.6 million.

•	Gross profit increased by 9.5% to $12.8 million from $11.6 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 9.7% to $12.8 million from $11.7 million in the prior year period.

•	Gross margin was 52.3%, compared with 54.2% in the prior year period. Non-GAAP[1] gross margin was 52.5%, compared with 54.3% in the prior year period.

•	Operating income decreased by 26.6% to $3.5 million from $4.8 million in the prior year period.

•	Non-GAAP[1] operating income decreased by 20.2% to $4.0 million from $5.1 million in the prior year period.

•	Net income decreased by 10.4% to $4.1 million from $4.6 million in the prior year period.

•	Non-GAAP[1] net income decreased by 4.6% to $4.6 million from $4.8 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.116, compared with basic and diluted net income per ADS of $0.128 for the first quarter of fiscal 2015. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.131 and $0.130, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.136 and $0.135, respectively, for the first quarter of fiscal 2015.

•	Operating cash inflow increased by 78.1% to $12.3 million from $6.9 million in the first quarter of fiscal 2015.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We are pleased to begin fiscal 2016 on a high note by exceeding our revenue guidance range and delivering strong growth in cash receipts from online course registration. In particular, cash receipts from online course registration of our accounting and healthcare verticals increased by 24.2% and 123.3% year-over-year, respectively. Our solid performance in the first fiscal quarter further demonstrates our strong capabilities in developing and providing high-quality courseware and services, and reflects the trust students place in us to help them achieve their learning goals. We are confident in our ability to lead the migration of students towards online education, by further penetrating our core vertical markets, while launching new courses in both existing and new verticals. Moreover, we look forward to continuing to drive innovation in our business, in areas such as our Open Learning Platform, mobile related products, Big Data initiatives and the College Cooperation Program.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “The acceleration in cash receipts from online course registration in the first fiscal quarter was driven by broad-based improvement in the performance of our accounting vertical across our key accounting exam test preparation courses, including CPA, Accounting Professional Qualification Exam (“APQE”) and Tax Advisor, together with continued strength in our healthcare vertical. Moreover, the healthy growth in cash receipts from online course registrations was achieved at expense levels which were generally in line with our internal expectations. As we head into our heavy enrollment season, we intend to continue to balance our efforts to drive growth with a keen focus on profitability and prudent cost controls.”

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Expansion of Share Repurchase Program

On August 18, 2015, the Board of Directors approved a share repurchase program which originally authorized the Company to repurchase up to $10 million of its issued and outstanding American Depositary Shares (“ADSs”) during a one-year period from August 18, 2015 to August 17, 2016. On November 11, 2015, the Board of Directors approved to increase the size of its originally approved share repurchase program from $10 million to $20 million. As of January 31, 2016, the Company had repurchased 1,121,209 ADSs on the open market for a consideration of $15.2 million.

On February 24, 2016, the Board of Directors approved to increase the size of its share repurchase program from $20 million to $40 million.

“Our current cash position and strong cash generation allow us to consistently return capital to our shareholders,” said Zhengdong Zhu, CDEL’s Chairman and Chief Executive Officer. “The expansion of the share repurchase program demonstrates both our confidence in achieving 2016 business and financial goals, and our commitment to maximizing shareholder value.”

First Quarter Fiscal 2016 Financial Results

Net Revenue. Total net revenue increased by 13.5% to $24.4 million in the first quarter of fiscal 2016, from $21.5 million in the first quarter of fiscal 2015. Net revenue from online education services, books and reference materials, and other sources contributed 78.8%, 7.3% and 13.9%, respectively, of our total net revenue for the first quarter of fiscal 2016.

Online education services. Net revenue from online education services was $19.2 million in the first quarter of fiscal 2016, a 10.5% increase from $17.4 million in the first quarter of fiscal 2015, mainly due to a strong contribution from the healthcare vertical. In particular, the results of the National Practicing Medical Doctor Qualification Examination were released earlier compared with the prior year, and revenue from courses relating to this exam, determined by the exam results, was therefore recognized earlier this year compared with the prior year. Furthermore, revenue from courses relating to the National Pharmacist Qualification Examination also contributed to the strong revenue growth in the healthcare vertical.

Books and reference materials. Net revenue from books and reference materials increased by 40.3% to $1.8 million in the first quarter of fiscal 2016 from $1.3 million in the first quarter of fiscal 2015.

Others. Net revenue from other sources increased by 19.6% to $3.4 million in the first quarter of fiscal 2016 from $2.8 million in the first quarter of fiscal 2015, mainly due to higher revenue from in-person healthcare professional training courses and business start-up training courses.

Cost of Sales. Cost of sales increased by 18.2% to $11.6 million in the first quarter of fiscal 2016, from $9.8 million in the first quarter of fiscal 2015. Non-GAAP1 cost of sales increased by 18.0% to $11.6 million in the first quarter of fiscal 2016 from $9.8 million in the first quarter of fiscal 2015. The increase in cost of sales was mainly due to increased salaries and related expenses, rental and related expenses, and other miscellaneous expenses. This increase was partially offset by a decrease in lecture fees.

Gross Profit. Gross profit increased by 9.5% to $12.8 million in the first quarter of fiscal 2016 from $11.6 million in the prior year period. Non-GAAP1 gross profit increased by 9.7% to $12.8 million in the first quarter of fiscal 2016 from $11.7 million in the prior year period. Gross margin was 52.3% in the first quarter of fiscal 2016, compared with 54.2% in the first quarter of fiscal 2015. Non-GAAP1 gross margin was 52.5% in the first quarter of fiscal 2016, compared with 54.3% in the first quarter of fiscal 2015.

Operating Expenses. Total operating expenses increased by 34.5% to $9.4 million in the first quarter of fiscal 2016, from $7.0 million in the prior year period. Non-GAAP1 total operating expenses increased by 32.3% to $8.9 million in the first quarter of fiscal 2016, from $6.8 million in the prior year period. The increase in operating expenses was primarily due to higher marketing and promotional expenses, rental and related expenses, share-based compensation expenses, and other selling and administrative expenses. This increase was partially offset by decreased commissions for the Company’s online distributors.

Selling expenses. Selling expenses increased by 25.0% to $5.4 million in the first quarter of fiscal 2016 from $4.3 million in the prior year period. Non-GAAP1 selling expenses increased by 24.8% to $5.4 million in the first quarter of fiscal 2016 from $4.3 million in the prior year period. The increase in selling expenses was primarily driven by an expansion of our marketing and promotional activities, higher rental and related expenses, and higher other selling expenses. This increase was partially offset by decreased commissions for the Company’s online distributors.

General and administrative expenses. General and administrative expenses increased by 49.9% to $4.0 million in the first quarter of fiscal 2016 from $2.7 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 45.6% to $3.5 million in the first quarter of fiscal 2016 from $2.4 million in the prior year period. The increase in general and administrative expenses was due to higher share-based compensation expenses and other administrative expenses.

Income Tax Expense. Income tax expense decreased by 13.5% to $1.0 million in the first quarter of fiscal 2016 from $1.2 million in the prior year period, primarily due to the decrease in taxable income.

Net Income. As a result of the foregoing, net income decreased by 10.4% to $4.1 million in the first quarter of fiscal 2016 from $4.6 million in the prior year period. Non-GAAP1 net income decreased by 4.6% to $4.6 million in the first quarter of fiscal 2016 from $4.8 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 78.1% to $12.3 million in the first quarter of fiscal 2016 from $6.9 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the first quarter of fiscal 2016 and an increase in deferred revenue due to strong growth in cash receipts from online course registration. The decrease in accounts receivable and increase in accrued expenses and other liabilities also contributed to the operating cash inflow. This operating cash inflow was partially offset by the increase in inventories, prepayment and other current assets, and the decrease in income tax payable and refundable fees.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of December 31, 2015 decreased by 2.2% to $135.9 million from $138.9 million as of September 30, 2015, mainly due to the repurchase of our ADSs on the open market of $9.9 million and the exchange rate effect of the recent depreciation of the Renminbi against the U.S. Dollar. This decrease was partially offset by robust cash flow generated from operating activities in this quarter.

Outlook

For the second quarter of fiscal 2016, the Company expects to generate total net revenue in the range of $24.1 million to $25.2 million, representing year-over-year growth of approximately 8% to 13% as our quarterly revenue distribution fluctuates year to year.

For fiscal year 2016, the Company expects to generate total net revenue in the range of $124.4 million to $129.8 million, representing year-over-year growth of approximately 15% to 20%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on February 25, 2016 to discuss its first quarter fiscal year 2016 financial results and recent developments. The conference call may be accessed by calling +1-866-5194-004 (US Toll Free), +65-6713-5090 (International), 400-620-8038 (China), +852-3018-6771 (Hong Kong), or +44-203-6214-779 (UK). The passcode is CDEL or DL.

A telephone replay will be available two hours after the call until March 3, 2016 at +1-855-4525-696 (US Toll Free), +61-2-8199-0299 (International), 400-632-2162 (China), 800-963-117 (Hong Kong), or 0808-234-0072 (UK). The replay passcode is 52962586.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, health-care, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2016 and fiscal year 2016 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the launch of new courses in both existing and new verticals and the anticipated benefits of the CDEL’s investment in innovative areas such as Open Learning Platform, mobile related products, Big Data initiative, and College Cooperation Program, the expansion of CDEL’s share repurchase program) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; the anticipated benefits of listing of Zhengbao Yucai on China’s New Third Board; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2015	December 31,2015
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	117,899	119,924
Term deposits	4,720	—
Restricted cash	16,312	16,005
Accounts receivable, net of allowance for doubtful accounts of US$194 and US$158 as of December 31, 2015 and September 30, 2015, respectively	2,800	1,883
Inventories	871	1,342
Prepayment and other current assets	4,853	5,227
Amount due from a related party	103	—
Deferred tax assets, current portion	1,508	1,294
Deferred cost	1,163	1,158

Total current assets	150,229	146,833
Non-current assets:
Property, plant and equipment, net	12,916	12,594
Goodwill	7,429	7,290
Other intangible assets, net	1,078	966
Deposit for purchase of non-current assets	93	191
Other non-current assets	2,375	4,237

Total non-current assets	23,891	25,278

Total assets	174,120	172,111

Liabilities and equity:
Current liabilities:
Bank borrowing	16,467	16,305
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$23,625 and US$24,129 as of December 31, 2015 and September 30, 2015, respectively)	25,993	27,177
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,330 and US$3,474 as of December 31, 2015 and September 30, 2015, respectively)	4,453	3,204
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$37,457 and US$29,540 as of December 31, 2015 and September 30, 2015, respectively)	29,563	37,488
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,008 and US$5,245 as of December 31, 2015 and September 30, 2015, respectively)	5,245	3,008
Dividend payable	—	31,138

Total current liabilities	81,721	118,320
Non-current liabilities:
Deferred tax liabilities, non-current portion	1,590	1,667

Total non-current liabilities	1,590	1,667

Total liabilities	83,311	119,987

Equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2015 and September 30, 2015, respectively; Authorized –500,000,000 shares at December 31, 2015 and September 30, 2015, respectively; Issued and outstanding –140,286,733 and 142,406,933 shares at December 31, 2015 and September 30, 2015, respectively)	14	14
Additional paid-in capital	55,598	25,392
Accumulated other comprehensive income	2,735	486
Retained Earnings	32,462	26,232

Total equity	90,809	52,124

Total liabilities and equity	174,120	172,111

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2014	2015
Sales, net of business tax, value-added tax and related surcharges:
Online education services	17,359	19,187
Books and reference materials	1,275	1,789
Others	2,837	3,392

Total net revenues	21,471	24,368
Cost of sales
Cost of services	(9,305)	(10,945)
Cost of tangible goods sold	(523)	(672)

Total cost of sales	(9,828)	(11,617)
Gross profit	11,643	12,751
Operating expenses
Selling expenses	(4,338)	(5,422)
General and administrative expenses	(2,659)	(3,987)

Total operating expenses	(6,997)	(9,409)
Other operating income	157	185

Operating income	4,803	3,527
Interest income	826	1,019
Interest expense	(96)	(146)
Exchange gain	221	720

Income before income taxes	5,754	5,120
Less: Income tax expense	(1,170)	(1,012)

Net income attributable to China Distance Education Holdings Limited	4,584	4,108

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.032	0.029
Diluted	0.032	0.029
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.128	0.116
Diluted	0.128	0.116
Weighted average shares used in calculating net income per share:
Basic	142,667,460	140,510,026
Diluted	143,225,350	141,562,378

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2014	2015
	(Unaudited)	(Unaudited)
Cost of sales	9,828	11,617
Share-based compensation expense in cost of sales	20	41
Non-GAAP cost of sales	9,808	11,576
Selling expenses	4,338	5,422
Share-based compensation expense in selling expenses	10	21
Non-GAAP selling expenses	4,328	5,401
General and administrative expenses	2,659	3,987
Share-based compensation expense in general and administrative expenses	229	448
Non-GAAP general and administrative expenses	2,430	3,539
Gross profit	11,643	12,751
Share-based compensation expenses	20	41
Non-GAAP gross profit	11,663	12,792
Gross profit margin	54.2%	52.3%
Non-GAAP gross profit margin	54.3%	52.5%
Operating income	4,803	3,527
Share-based compensation expenses	259	510
Non-GAAP operating income	5,062	4,037
Operating margin	22.4%	14.5%
Non-GAAP operating margin	23.6%	16.6%
Net income	4,584	4,108
Share-based compensation expense	259	510
Non-GAAP net income	4,843	4,618
Net income margin	21.3%	16.9%
Non-GAAP net income margin	22.6%	19.0%
Net income per share—basic	0.032	0.029
Net income per share—diluted	0.032	0.029
Non-GAAP net income per share—basic	0.034	0.033
Non-GAAP net income per share—diluted	0.034	0.033
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.128	0.116
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.128	0.116
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.136	0.131
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.135	0.130
Weighted average shares used in calculating basic net income per share	142,667,460	140,510,026
Weighted average shares used in calculating diluted net income per share	143,225,350	141,562,378
Weighted average shares used in calculating basic non-GAAP net income per share	142,667,460	140,510,026
Weighted average shares used in calculating diluted non-GAAP net income per share	143,225,350	141,562,378

Note 1: Each ADS represents four ordinary shares